SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.






                                  FORM U-6B-2






                          CERTIFICATE OF NOTIFICATION




            Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.






      Certificate is filed by International Marine Terminals Partnership






            This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities:

            In connection with the remarketing and sale by the Plaquemines Port, Harbor and Terminal District (Louisiana) (the "Issuer") of $40,000,000 Adjustable Rate Annual Tender, Port Facilities Revenue Refunding Bonds (International Marine Terminals Partnership) Series 1984 A and B (the "Bonds"), International Marine Terminals Partnership (the "Company") is required to make payments to the Issuer sufficient to pay, when due, the principal of, premium, if any, and interest on the Bonds under the terms of a Refunding Agreement, dated as of March 15, 1984, between the Issuer and the Company, as supplemented by the First Amendment and Supplement to Refunding Agreement, dated as of March 19, 2002.

2.    Issue, renewal or guaranty:

            Guaranty

3.    Principal amount of each security:

            $40,000,000

4.    Rate of interest per annum of each security:

            2%

5.    Date of issue, renewal or guaranty of each security:

            March 19, 2002

6.    If renewal of security, give date of original issue:

            Not Applicable.

7.    Date of maturity of each security:

            March 15, 2006

8.    Name of persons to whom each security was issued, renewed or guaranteed:

            CEDE & Co., a nominee of The Depository Trust Company

9.    Collateral given with each security:

            KBC Bank N.V. (the "Bank") issued two letters of credit to Bank One Trust Company, N.A., as Trustee for the bondholders, pursuant to which the Trustee may make drawings to pay the principal of and up to seven months' interest on the Bonds. Pursuant to the terms of an Amended and Restated Reimbursement Agreement, dated as of March 19, 2002, between the Company and the Bank (the "Reimbursement Agreement"), the Company has agreed to reimburse the Bank for any payments made under the letters of credit. American Electric Power Company, Inc. ("AEP") executed a Guaranty Agreement, dated as of March 19, 2002, in favor of the Bank pursuant to which AEP guaranteed the Company's obligations under the Reimbursement Agreement up to an aggregate amount of $15,166,666.67.

10.   Consideration received for each security:

            Consideration received in amount of $40,000,000

11.   Application of proceeds of each security:

            The net proceeds from the sale of the securities were used to repurchase and remarket the Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

      (a)   the provisions contained in the first sentence of Section 6(b).

      (b)   the provisions contained in the fourth sentence of Section 6(b).

      (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to exemption of the issuance and sale of certain securities.


                   INTERNATIONAL MARINE TERMINALS PARTNERSHIP


                        /s/ Gene M. Taft
                        Gene M. Taft
                        Authorized Partnership Representative


Dated:      March 22, 2002